Via Facsimile and U.S. Mail
Mail Stop 4720

May 25, 2010

Judith Segall
Vice President and Secretary
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

> **Re:** **BioTime, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 14, 2010**
> **File No. 333-166862**

Dear Ms. Segall:

We have limited our review of the above referenced registration statement to only the issues identified herein. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the cover letter to your filing indicates that you have determined that you qualify for the use of Form S-3. However, it does not appear that you are eligible to conduct a primary offering under General Instruction I.B.1 to Form S-3 based on your public float. If you disagree, please provide us with a detailed analysis supporting your conclusion. Alternatively, if you are eligible to conduct a primary offering on Form S-3 under General Instruction I.B.6, please provide the information required pursuant to Instruction 7 to General Instruction I.B.6 on the cover page of the filing. Otherwise, please withdraw your registration statement and file it on a form on which you are eligible to conduct a primary offering.

Cover Page

2. We note several inconsistencies among the fee table, the cover page and the selling security holder tables on pages 32 and 34 of the filing as to the total number of securities being offered in connection with this registration statement. Please reconcile these inconsistencies in all places where appropriate to clearly state the total number of shares that will be registered and provide a clear discussion of the specific categories of securities.

3. We note that the discount offer expiration time is currently stated as "5:00 p.m. New York Standard Time" on a date to be provided. Please revise your disclosure in all places where appropriate to set the expiration time at 11:59 p.m. New York Standard Time.

Incorporation of Certain Information by Reference, page 35

4. We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the Company's Form 8-K (Item 8.01) filed January 6, 2010. Please amend the registration statement to include this filing.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard S. Soroko, Esq.
        Lippenberger, Thompson, Welch, Soroko & Gilbert LLP